

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2014

<u>Via E-mail</u>
Mario Faraone
President
Virtual Sourcing, Inc.
1200 G St. NW, Suite 800
Washington, DC 21046

> **Re:** **Virtual Sourcing, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed December 18, 2014**
> **File No. 333-194254**

Dear Mr. Faraone:

We have reviewed the amendment to your registration statement and have the following comments.

<u>General</u>

1. We reissue comment two of our letter dated December 9, 2014. Please disclose in the prospectus that Norman Birmingham is not a promoter, or in any other way an affiliate of the Company. Please refer to Rule 408 of Regulation C of the Securities Act of 1933.

2. We note your response to comment 5 of our letter dated December 9, 2014. Please revise your table of beneficial ownership accordingly.

You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Kevin Stertzel, Staff Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney, at 202-551-3236 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

> Sincerely,
>
> /s/ Craig Slivka, for
>
> Pamela Long
> Assistant Director

cc:     <u>Via E-mail</u>
        Kenneth Bart
        Bart and Associates LLC